Exhibit 4.7

Group HRM / CoE Rewards

Global Philips Stock Option Plan for eligible (non-)executives

Version February 2023

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TERMS AND CONDITIONS

OF

GLOBAL PHILIPS STOCK OPTION Plan

Article 1

Definitions

In this Global Philips Stock Option Plan the following definitions shall apply:

1.	Business Day	:	any day on which Euronext Amsterdam is open for business.

2.	Divestiture	:	any sale, transfer or other divestiture of a business, subsidiary, division or other business unit of Philips or any part thereof.

3.	Employing Company	:	any company within the Philips group of companies and such other company as Philips may from time to time designate or approve.

4.	Exercise Price	:

the price to be paid by the Participant to acquire a Share upon exercising a Stock Option, being equal to 115% of the five-day average closing price of a Share on Euronext Amsterdam prior to the Grant Date or such other price as determined by Philips.

5.	Grant Date	:

the date at which a Stock Option is granted pursuant to this Plan. The Grant Date of a Stock Option shall be the fourth Business Day after the day of publication of the annual or quarterly results or such other date as determined by Philips.

6.	Nominee Account	:	an account maintained in the name of a Participant established by an administrator designated by Philips.

7.	Option Period	:	the term for which a Stock Option is granted as specified in Article 3 and 4.

8.	Participant	:	an individual who has accepted any Stock Options under this Plan.

9.	Philips	:	Koninklijke Philips N.V.

10.	Plan	:	this Global Philips Stock Option Plan.

11.	Share	:	a common share of Philips.

12.	Stock Exchange	:	Euronext Amsterdam or the New York Stock Exchange, depending on the listing venue of the Share underlying a Stock Option.

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13.	Stock Option	:

the conditional right granted to eligible individuals to acquire one Share, subject to the terms and conditions of this Plan, and exercisable at the Exercise Price upon the Vesting Date during the Option Period as communicated by Philips to the Participant on or around the Grant Date.

14.	Taxes	:	Any and all taxes, duties, levies, charges or social security contributions which arise under any applicable national, state, local or supra-national laws, rules or regulations.

15.	Vesting Date	:	two (2) years after the Grant Date or such other date as determined by Philips.

Article 2

Grant of Stock Options

A Stock Option may be granted to an eligible individual, subject to (the acceptance by such individual of) the terms and conditions of this Plan and any other Philips’ policies or guidelines that may apply from time to time to such individual. A Stock Option offered to any such individual and the terms and conditions governing such Stock Option shall be deemed accepted by such individual with effect from the applicable Grant Date in case Philips has not received, in accordance with a procedure established by Philips, a notice of rejection of such Stock Option within fourteen (14) days of the notice of grant or such later date as may be determined by Philips.

Article 3

Restrictions on Exercise and Option Period

1.	Stock Options shall not be exercisable before the Vesting Date.

2.	The Option Period shall commence on the Grant Date and lapse on its tenth (10th) anniversary date, or such other date as determined by Philips on the Grant Date, subject to this Plan.

For the avoidance of doubt, unvested or lapsed Stock Options cannot be exercised.

Article 4

Termination of Employment

1.

Except as otherwise provided in Article 4.2 and 4.3 hereof, in case a Participant is no longer employed by any Employing Company as a result of the termination of such Participant’s employment with an Employing Company for any reason whatsoever prior to the Vesting Date, such Participant’s Stock Options shall be forfeited effective as of the date of termination of such Participant’s employment with the Employing Company without the Participant being entitled to any compensation or any obligation on the part of Philips or any Employing Company, unless Philips in its sole discretion determines otherwise in writing. Any such determination shall be final, conclusive and binding, and may be subject

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to such conditions as Philips may determine appropriate. Stock Options that are exercisable at the date of termination of a Participant’s employment with an Employing Company shall remain exercisable in accordance with Article 3, provided that in such case the Option Period will expire upon the earlier of (a) the date determined in accordance with Article 3.2 or (b) two (2) years from the date of such termination, unless such Participant’s employment with an Employing Company is terminated for cause or the Participant has breached or breaches any obligations imposed by or pursuant to his/her employment agreement, or any other serious reason which in Philips’ reasonable opinion justifies the forfeiture of Stock Options with immediate effect.

2.	In case a Participant is no longer employed by any Employing Company as a result of the termination of such Participant’s employment with an Employing Company for reasons of:
i	Death, or
ii	Legal incapacity,

the estate of the Participant or his or her legal representative(s), as the case may be, shall remain entitled to any Stock Option granted to such Participant subject to the terms and conditions of this Plan, except for any Stock Option granted less than nine (9) months prior to the termination of Participant’s employment which Stock Option shall be forfeited upon the termination date. In case of termination due to death or legal incapacity, the Option Period will end upon the earlier of (a) the date determined in accordance with Article 3.2 or (b) five (5) years from the date of such termination. If the remaining Option Period as from the date of termination is less than twelve (12) months, then such Stock Options shall be exercisable for a period of twelve (12) months as of the date of such termination and the Option Period shall be deemed extended accordingly, provided that the Stock Options shall only be exercisable in the manner as set forth in Article 10.

3.	In case a Participant is no longer employed by any Employing Company as a result of the termination of such Participant’s employment with an Employing Company for reasons of:
i	Disablement,
ii	Retirement, or
iii	Any other reason the Supervisory Board determines in its sole discretion such Participant shall remain entitled to any Stock Option granted to such Participant subject to the terms and conditions of this Plan, except for any Stock Option granted less than nine (9) months prior to the termination of Participant’s employment which Stock Option shall be forfeited upon the termination date. In case of termination due to disablement or retirement, the Option Period will end upon the earlier of (a) the date determined in accordance with Article 3.2 (b) five (5) years from the date of such termination.

For the purpose of this Plan, unless Philips in its sole discretion determines otherwise in writing to the Participant, a Participant’s employment shall be deemed terminated as a result of “retirement” if such Participant’s employment is terminated and such Participant satisfies the eligibility requirements to receive an immediate (early) retirement benefit under a(n) (early) retirement plan of an Employing Company under which such Participant was covered at the date of such termination, provided that payment of such (early) retirement benefit commences immediately following such termination. In case no retirement plan is provided by Philips in the country where the Participant was employed, retirement will be determined in the context of local practice, including, but not limited to, eligibility to a state retirement plan.

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4.

In case a Participant is no longer employed by any Employing Company because of a Divestiture and the Participant remains employed by the divested business, such Participant shall remain entitled to a time proportional part of any Stock Option granted to such Participant subject to the terms and conditions of this Plan, except for any Stock Option granted less than nine (9) months prior to the date of such Divestiture and, provided that in such case the Option Period will end upon the earlier of (a) the date determined in accordance with Article 3.2 or (b) five (5) years from the date of such termination.

5.

Except as may be otherwise approved in writing by Philips in its sole discretion, in case a Participant is no longer employed by any Employing Company, the Participant (or his or her estate or legal representatives, as the case may be) shall withdraw all Shares acquired upon exercise of Stock Options credited to the Participant’s Nominee Account within:

a.	Two (2) years of the date of such termination, or
b.	Five (5) years from the date of such Divestiture, or such termination if the Participant’s employment with an Employing Company is terminated for reasons of:
i.	Death, or
ii.	Legal incapacity, or
iii.	Disablement, or
iv.	Retirement.

If Participant (or his/her estate or legal representatives, as the case may be) refrains to comply with the foregoing obligation, Philips reserves the right and Participant explicitly authorizes Philips to sell the Shares and to transfer the proceeds to the bank account of Participant provided to Philips and/or the administrator designated by Philips. If Participant has not provided a bank account, Philips holds the money until Participant provides a bank account. Alternatively, Philips is authorized to request its designated administrator to collect the administration cost of the Participant’s Nominee Account from the Participant.

6.	In case – in the reasonable opinion of Philips – a Participant

a.

breaches (one of) the conditions in his/her employment agreement and/or agreement to terminate the employment agreement between the Participant and the Employing Company (such as but not limited to the obligations regarding non-competition, non-solicitation, confidentiality, and IP), or

b.

disparages the Employing Company or the Employing Company’s officers, directors, or employees, in any manner likely to be harmful to any of them or their business, business reputation or personal reputation; provided that the Participant may respond fully and accurately to any questions, inquiry or request for information when required by legal process,

Philips has the discretion to decide that any Stock Option still outstanding will – in whole or in part – be forfeited with immediate effect, without the Participant being entitled to any compensation or any obligation on the part of Philips or any Employing Company.

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Article 5

Non-transferability

The Stock Options are strictly personal, and may not be assigned, transferred (except that, in case of death of Participant, any Stock Options held by the Participant at the date of his/her death shall pass to his/her heirs or legatees), pledged, hypothecated, or otherwise encumbered or disposed of in any manner. Participants may not engage in any transactions on any exchange or otherwise on the basis of their Stock Options, such as hedging their position in the underlying Shares. Any violation of the terms of this Article 5 will cause the Stock Options to become immediately null and void without further notice and without Participant being entitled to any compensation.

Article 6

Exercise of Stock Options

1.

To exercise Stock Options, which are exercisable in accordance with this Plan, the Participant must notify Philips and/or the administrator designated by Philips in accordance with the procedure determined by Philips.

The relevant notice shall in any event state:

a.	the Grant Date of the Stock Options that the Participant wishes to exercise;
b.	the number of Stock Options to be exercised; and
c.	whether Shares to be obtained upon such exercise are to be:
(i)

sold (in whole or in part) by Philips and/or the administrator designated by Philips on behalf of Participant as soon as possible. Upon such sale, the aggregate revenue of the Shares sold upon exercise of the Stock Options less the Exercise Price multiplied by the number of such Stock Options, and less any applicable Taxes and transaction or other costs, will be paid to Participant in accordance with a procedure determined by Philips; or

(ii)	delivered to Participant as provided for in the Articles 6.3 and 6.4.

In case Participant elects to have the Shares to be delivered to Participant, the notice shall be accompanied by the payment in full of the Exercise Price, multiplied by the number of Stock Options so being exercised and increased by any applicable Taxes. Such payment shall be made: (a) in cash, (b) through additional methods prescribed by Philips or (c) by a combination of any such method.

2.

Philips may require a Participant to maintain a personal brokerage account in connection with this Plan. Nothing contained in this Plan shall obligate Philips to establish or maintain or cause to establish or maintain a Nominee Account for any Participant.

3.

Subject to the terms and conditions of this Plan, if Participant elects (part of) the Shares to be delivered to him/her upon exercise as provided in Article 6.1.c, Philips will deliver a Share to Participant on or as soon as reasonably practicable after the exercise of the Stock Option. In no event shall Philips have any obligation to deliver any Shares to Participant prior to the exercise of any Stock Options.

4.	Each Participant shall comply with any applicable “insider trading” laws and regulations and the Philips’ Rules of Conduct with respect to Inside Information.

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Article 7

Significant Corporate Events

Philips may make – but is not under any obligation to do so – equitable adjustment or substitution of (a) the number or kind of Shares subject to the Stock Options, and/or (b) the Exercise Price, as it, in its sole discretion, deems equitable to reflect any significant corporate event of or by Philips, for example a change in the outstanding Shares by reason of any stock dividend or split, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other corporate change, or any distribution to holders of Shares other than regular cash dividends.

In the event of an adjustment or substitution, the aim shall be to preserve (as much as reasonably possible) both the aggregate difference and the aggregate ratio between the Exercise Price and the fair market value of the Shares to be acquired upon exercise of the Stock Options. Participant shall be notified promptly of such adjustment or substitution.

Article 8

Costs and Taxes

1.	All costs of delivering any Shares under this Plan to a Participant’s Nominee Account and any other costs connected with the Shares shall be borne by the Participant.

2.

Any Taxes, whether already effective on the Grant Date or becoming effective thereafter, and any changes or modifications therein and termination thereof which may result for Participant in connection with this Plan (including, but not limited to, the grant, the ownership and/or the exercise of Stock Options, and/or the delivery, ownership and/or the sale of any Shares acquired under this Plan) shall be for the sole risk and account of Participant.

3.

Philips and any other Employing Company shall have the right to deduct or withhold (or cause to be deducted or withheld) from any salary payment or other sums due by Philips or any other Employing Company to Participant, or requiring the Participant or beneficiary of the Participant, to pay to Philips an amount necessary to settle any Taxes and any costs determined by Philips necessary to be withheld in connection with this Plan (including, but not limited to, the grant of Stock Options or the delivery of any Shares under this Plan).

3.

Philips shall not be required to deliver any Shares and Philips may delay (or cause to be delayed) the transfer of any Shares to a Nominee Account or a personal brokerage account, until Philips has received an amount, or Participant has made such arrangements, required by Philips necessary to satisfy any withholding of any Taxes and any costs to be borne by Participant in connection with this Plan as determined by Philips.

Article 9

Dividend Payment on Shares

Philips is entitled, in its sole discretion, to determine the manner in which dividend on any Shares acquired by a Participant pursuant to this Plan and deposited on the Nominee Account at the applicable record date, is paid to such Participant including, but not limited to, the payment of dividend by means of a dividend reinvestment plan pursuant to which the dividend will be reinvested in the purchase of Shares.

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Article 10

Cash Alternative

Upon receipt of a notice, as referred to in Article 6.1 hereof to exercise any Stock Option, Philips may (at its sole discretion) advise a Participant resident outside the Netherlands to request in writing an amount in cash as an alternative to Shares. If so advised, the Participant is upon his/her request for the cash alternative entitled to receive an amount in Euros or in U.S. Dollars, depending on where the Shares being the subject of the exercised Stock Option are traded, equal to the opening price of a Share on the relevant Stock Exchange minus the Exercise Price, multiplied by the number of Stock Options so being exercised. Further, any costs to be paid and any applicable Taxes shall be deducted from the amount to be received by Participant. The same method is being used for calculating the cash amount to which heirs and legatees of a Participant are entitled in accordance with Article 4.2.

Article 11

Change of Control

In the event of a change of control situation, Philips shall have the discretion to accelerate the vesting of Stock Options to the date of completion of the change of control, taking into account the principles of reasonableness and fairness and, unless Philips determines otherwise, the part of the Stock Options which vest will be reduced on a time proportional basis.

Article 12

General Provisions

1.

Philips shall have the authority to i) interpret this Plan, ii) establish, amend, and rescind any terms and conditions of this Plan including any rules and regulations relating to this Plan and/or establish supplements to comply with or suit country specific requirements, iii) determine the terms and conditions of any agreements entered into hereunder, and iv) make all other determinations necessary or advisable. The terms and conditions of this Plan including any rules and regulations relating to this Plan, including any supplements thereto, in force from time to time are published on the website of Philips or an administrator designated by Philips and apply to all previous and future Stock Options granted under this Plan. Philips may delegate the authority to practice administrative and operational functions with respect to the Plan to officers or employees of subsidiaries of Philips and to service providers.

2.

Philips may in its sole discretion but acting in good faith, resolve to recoup some or all such incentive compensation - including any benefits derived therefrom - in all appropriate cases (taking into account all relevant factors, including whether the assertion of a recoupment claim may in its opinion prejudice the interests of Philips and its group companies in any related proceeding or investigation), granted to an individual under these terms and conditions, if:

a.	Equity-based incentive compensation under these terms and conditions has been granted and/or has vested on the basis of incorrect financial or other data; or
b.	There are circumstances which would warrant Philips or the Employing Company summarily dismissing (or requesting in court the termination of the employment of)

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that individual – for instance on the basis of article 7:408, 7:677 or 7:686 Dutch Civil Code – (whether Philips or the Employing Company has chosen to do so); or
c.	That individual is/was involved in, or directly or indirectly responsible for a serious violation of the Philips General Business Principles or applicable law; or
d.	The Employing Company or the business unit in which the relevant individual works/worked, or for which he was responsible, suffered a material failure of risk management, or
e.	An event occurred with an adverse impact on the reputation of Philips or the Employing Company, which in the reasonable opinion of Philips justifies the operation of a recoupment claim.

By accepting Stock Options under these terms and conditions, the individual concerned agrees in advance to fully co-operate with Philips and the Employing Company to give effect to this article.

Furthermore, by accepting any Stock Options under this Plan, the individual provides an irrevocable power of attorney to Philips to transfer any Shares acquired upon the exercise of a Stock Option held by such individual in the account administered by Philips’ global plan administrator and any other acts necessary or desirable to give effect to this article. This power of attorney is governed by Dutch law exclusively.

3.

No Participant shall have any rights or privileges of shareholders (including the right to receive dividends and to vote) with respect to Shares to be delivered pursuant to the exercise of Stock Options until such Shares are delivered to such Participant in accordance with Article 6 of this Plan.

4.

The (value of) Stock Options granted to, or Shares acquired by, a Participant pursuant to the exercise of such Stock Options under this Plan shall not be considered as compensation in determining a Participant’s benefits under any benefit plan of an Employing Company, including but not limited to, group life insurance, long-term disability, family survivors, or any retirement, company pension or savings plan.

5.

Nothing contained in this Plan or in any grant made or agreement entered into pursuant hereto shall confer upon any Participant any right to be retained in employment with any Employing Company, or to be entitled to any remuneration or benefits not set forth in this Plan or interfere with or limit in any way with the right of any Employing Company to terminate such Participant’s employment or to discharge or retire a Participant at any time.

6.

If a provision of this Plan is deemed illegal or invalid, the illegality or invalidity shall not affect the remaining parts of this Plan, this Plan shall be construed as if the illegal or invalid provisions had not been included in this Plan.

7.	Where the context requires, words in either gender shall also include the other gender.

8.	The English version of this Plan is leading. If there is a discrepancy between the contents of a translation and the English version of this Plan, the English version of this Plan prevails.

9.	This Plan shall be governed by and construed in accordance with the laws of The Netherlands, without regard to its principles of conflict of laws.

• • • • •

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ADDENDUM TO THE

GLOBAL PHILIPS STOCK OPTION PLAN

FOR NATIONALS OF THE PRC OF CHINA

In order to comply with the rules set by the State Administration of Foreign Exchange (“SAFE”) as well as the requirements from SAFE in terms of operation, the following provisions apply to Participants who hold PRC identification cards and/or passports:

1.

In contrast with Article 3.2, 3.3 and 3.4 in case a Participant is no longer employed by any Employing Company as a result of a Divestiture or because of the termination of such Participant’s employment with an Employing Company for reasons of:

(i)	Death, or
(ii)	Legal incapacity, or
(iii)	Disablement, or
(iv)	Retirement

such Participant (or his or her estate or legal representatives, as the case may be) shall remain entitled to (a time proportional part of) any Stock Options granted to such Participant nine (9) months or more prior to the date of such termination. Stock Options that are not exercisable shall in contrast with Article 3 become exercisable on the date of such termination and will expire one hundred and eighty (180) days from the date of such termination. Stock Options that are exercisable at the date of termination shall remain exercisable in accordance with Article 3, provided that in such case the Exercise Period will expire upon the earlier of (a) the date determined in accordance with Article 3.2 or (b) one hundred and eighty (180) days from the date of such termination.

2.	In contrast with Article 6.1 under d, a Participant (or his or her estate or legal representatives, as the case may be) can only sell the Shares obtained upon exercise.

3.

In contrast with Article 6.4, in case a Participant is no longer employed by any Employing Company as a result of a Divestiture or because of the termination of such Participant’s employment with an Employing Company, the Participant (or his or her estate or legal representatives, as the case may be) shall sell all Shares credited to the Participant’s Nominee Account within one hundred and eighty (180) days of the date of such Divestiture, or such termination irrespective of the reason of such termination. In case the Participant (or his or her estate or legal representatives, as the case may be) fails to comply with the foregoing obligation, then Philips reserves the right to sell the Shares on behalf of the Participant and Philips is herewith irrevocably authorized to such sale.

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ADDENDUM TO THE

GLOBAL PHILIPS STOCK OPTION PLAN

FOR RESIDENTS OF THE STATE OF ISRAEL

1.	GENERAL

1.1.

This Addendum (the “Israeli Addendum”) shall apply only to Participants who are resident of the State of Israel at the Grant Date or Participants who are deemed to be resident of the State of Israel for the payment of tax at the Grant Date (“Eligible Participants”), and only in respect of Awards granted following Amendment no. 132 of the Ordinance (as defined below), which entered into force on January 1, 2003.

1.2.

Under the Plan, Awards may be granted to Participants, such as employees of Affiliates (as defined below). The Awards so granted may entitle the Participants to acquire shares in Philips. The purpose of this Israeli Addendum is to enable Eligible Participants to apply certain tax benefits pursuant to Section 102 (as defined below). In connection therewith, the Affiliate has entered into a Writ of Trust with the Trustee (as defined below) and obtained the necessary approval of the ITA (as defined below).

1.3.

Pursuant to the Writ of Trust and approval referred to under 1.3 above, the Trustee will supervise the administration of the rights and obligations (insofar relevant in the context of the approval) of Eligible Participants and the management and handling of their Awards, by the administrator/broker of the Plan (as appointed by the Philips). Furthermore, in the event of the sale of shares acquired by Eligible Participants following vesting of their Awards, the relevant sale proceeds will be transferred to the Trustee. The Trustee shall withhold taxes to comply with applicable laws, rules, and regulations, including taxes to be withheld at source, and subsequently transfer the net amount to the Eligible Participants.

1.4.

The Plan and this Israeli Addendum are complementary to each other and shall be deemed as one. In any case of contradiction, whether explicit or implied, between the provisions of this Israeli Addendum and the Plan, the provisions set out in this Israeli Addendum shall prevail, but only to the extent necessary to comply with the Ordinance. For the avoidance of doubt, this Israeli Addendum does not add to or modify the Plan in respect of any other category of Participants than Eligible Participants.

2.	DEFINITIONS

For purposes of this Israeli Addendum, the following definitions shall apply:

(a)	“102 Award” - any Award granted to Eligible Participants pursuant to Section 102 of the Ordinance.
(b)	“Affiliate” - any “employing company” within the meaning of Section 102(a) of the Ordinance.
(c)	“Approved 102 Award” - an Award granted pursuant to Section 102(b) of the Ordinance under the supervision of the Trustee.
(d)

“Capital Gain Award (CGA)” - an Approved 102 Award elected and designated by Philips (or any relevant Affiliate) to qualify under the capital gain tax treatment in accordance with the provisions of Section 102(b)(2) or Section 102(b)(3) of the Ordinance.

(e)	“Controlling Shareholder” - shall have the meaning ascribed to it in Section 32(9) of the Ordinance.

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(f)

“Employee” - a person who is employed by Philips or any of its Affiliates, including an individual who is serving as a director or an office holder, but excluding any Controlling Shareholder, all as determined in Section 102 of the Ordinance.

(g)	“ITA” - Israeli Tax Authorities.
(h)

“Ordinary Income Award (OIA)” - an Approved 102 Award elected and designated by Philips (or any relevant Affiliate) to qualify under the ordinary income tax treatment in accordance with the provisions of Section 102(b)(1) of the Ordinance.

(i)	“Ordinance” - the Israeli Income Tax Ordinance [New Version] 1961, as amended from time to time.
(j)	“Section 102” - Section 102 of the Ordinance and any regulations, rules, orders or procedures promulgated thereunder as now in effect or as hereafter amended.
(k)

“Trustee” - any individual or entity appointed by Philips (or any relevant Affiliate) to serve as a trustee and approved by the ITA, all in accordance with the provisions of Section 102(a) of the Ordinance.

(l)	“Unapproved 102 Award” - an Award granted pursuant to Section 102(c) of the Ordinance.

For the avoidance of any doubt, it is hereby clarified that any capitalized terms not specifically defined in this Israeli Addendum shall be construed according to the interpretation given to it in the Plan.

3.	ISSUANCE OF AWARDS

3.1.	Eligible Participants shall include any Employees of any Affiliate; provided, however, that Employees may only be granted 102 Awards.

3.2.	Philips or any relevant Affiliate may designate Awards granted to Eligible Participants pursuant to Section 102 either as Approved 102 Awards or as Unapproved 102 Awards.

3.3.	The grant of Approved 102 Awards shall be subject to this Israeli Addendum and the approval of the ITA referred to in article 1.2 of this Israeli Addendum.

3.4.	Approved 102 Awards may either be classified as Capital Gain Awards (CGA) or Ordinary Income Awards (OIA).

3.5.

No Approved 102 Awards may be granted under this Israeli Addendum to Eligible Participant unless and until the election by Philips (or any relevant Affiliate) of the type of Approved 102 Award as CGA or OIA granted to Employees (the “Election”) is appropriately filed with the ITA. Such Election shall become effective beginning the first Grant Date of an Approved 102 Award under this Israeli Addendum and shall remain in effect at least until the end of the year following the year during which Philips (or any relevant Affiliate) first granted Approved 102 Awards. The Election shall obligate Philips (or any relevant Affiliate) to grant only the type of Approved 102 Award it has elected and shall apply to all Eligible Participants who were granted Approved 102 Awards during the period indicated herein, all in accordance with the provisions of Section 102(g) of the Ordinance. For the avoidance of doubt, such Election shall not prevent Philips (or any relevant Affiliate) from granting Unapproved 102 Awards simultaneously.

3.6.	All Approved 102 Awards must be supervised by the Trustee, as described in Section 4 below.

3.7.	For the avoidance of doubt, the designation of Unapproved 102 Awards and Approved 102 Awards shall be subject to the terms and conditions set forth in Section 102.

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4.	TRUSTEE

4.1.

Approved 102 Awards which shall be granted under the Plan and this Israeli Addendum and/or any shares allocated or issued upon vesting of such Approved 102 Award and/or other shares received subsequently following any realization of rights, including without limitation bonus shares, shall be supervised by the Trustee for such period of time as required by Section 102 or any regulations, rules or orders or procedures promulgated thereunder (the: “Holding Period”). In the case the requirements for Approved 102 Award are not met, the Approved 102 Award may be regarded as Unapproved 102 Award, all in accordance with the provisions of Section 102.

4.2.

Notwithstanding anything to the contrary, the Trustee shall not approve the release of any shares allocated or issued upon vesting of Approved 102 Award without the full payment of the Eligible Participant’s tax liabilities arising from Approved 102 Award which were granted to him and/or any shares allocated or issued upon vesting of such Award.

4.3.

With respect to any Approved 102 Award, subject to the provisions of Section 102 and any rules or regulation or orders or procedures promulgated thereunder, an Eligible Participant shall not sell or release from the supervision of the Trustee any shares received upon the vesting of an Approved 102 Award and/or any shares received subsequently following any realization of rights, including without limitation, bonus shares/shares received as dividend, until the lapse of the Holding Period required under Section 102 of the Ordinance. Notwithstanding the above, if any such sale or release occurs during the Holding Period, the sanctions under Section 102 of the Ordinance and under any rules or regulation or orders or procedures promulgated thereunder shall apply to and shall be borne by such Eligible Participant.

4.4.

Upon receipt of Approved 102 Award, the Eligible Participant will sign an undertaking in which he or she will give his or her consent to the grant of the Award under Section 102 and will undertake to comply with the terms of Section 102 and of this Israeli Addendum (including but not limited to the indemnification set forth in article 11.1 below).

5.	THE AWARD

The terms and conditions, upon which Awards under the Plan shall be granted to Eligible Participants and shall vest, shall be specified by Philips (or any relevant Affiliate) upon grant of the Awards under the Plan. Each grant of Awards shall state, inter alia, the number of shares to which the Award relates, the type of Award granted thereunder (whether a CGA, OIA or an Unapproved 102 Award), the vesting provisions and any other terms and conditions in accordance with the Plan and this Israeli Addendum.

6.	FAIR MARKET VALUE

Solely for the purpose of determining the tax liability pursuant to Section 102(b)(3) of the Ordinance, the fair market value of the Awards granted to Eligible Participants at the Grant Date of such Awards shall be determined in accordance with the average market price of the Shares on Euronext Amsterdam on the thirty (30) trading days preceding the Grant Date, as shown in the Official Price List of Euronext Amsterdam.

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7.	VESTING OF AWARDS

Awards and (upon vesting of Awards) Shares shall be accepted by the Eligible Participant by giving a written notice to Philips and/or to any third party designated by Philips (the: “Representative”), in such form and method (including electronic communication) as may be determined by Philips (or any relevant Affiliate) and, when applicable, by the Trustee, in accordance with the requirements of Section 102, which acceptance shall be effective upon receipt of such notice by Philips and/or the Representative, at Philips or the Representative’s principal office. The notice shall specify the number of shares to which the Award relates.

8.	ASSIGNABILITY AND SALE OF AWARD

As long as shares acquired by Eligible Participants upon vesting of their Awards are supervised by the Trustee, all rights of the Participant over the shares are personal, cannot be transferred, assigned, pledged or mortgaged, other than by will or laws of descent and distribution.

9.	INTEGRATION OF SECTION 102 AND TAX ASSESSING OFFICER’S PERMIT

9.1.

With regards to Approved 102 Awards, the provisions of the Plan and/or the Israeli Addendum and/or the Awards granted to Eligible Participants shall be subject to the provisions of Section 102 and the approval of the ITA referred to in article 1.2 of this Israeli Addendum, and such provisions and approval shall be deemed an integral part of the Plan and of the Israeli Addendum.

9.2.

In order to, and insofar as to receive and/or to keep any tax benefit pursuant to Section 102, any relevant provision of Section 102 and/or the approval of the ITA referred to in article 1.2 of this Israeli Addendum will apply, even if not expressly specified in the Plan or the Israeli Addendum or the terms of Awards granted to Eligible Participants.

10.	DIVIDEND

Subject to Philips’ Articles of Association and the Plan, with respect to all shares allocated or issued upon the vesting of Awards (whether or not supervised by the Trustee), the Eligible Participant shall be entitled to receive dividends in accordance with the quantity of such shares, and subject to any applicable taxation on distribution of dividends, and when applicable subject to the provisions of Section 102 and the rules, regulations or orders promulgated thereunder.

11.	TAX CONSEQUENCES

11.1.

Any tax consequences arising from the grant or vesting of any Award, from the allocation or issuance of shares upon the vesting of Awards or from any other event or act (of Philips, and/or its Affiliates, and the Trustee or the Eligible Participant), hereunder, shall be borne solely by the relevant Eligible Participant. Philips and/or its Affiliates, and/or the Trustee shall withhold taxes according to the requirements under the applicable laws, rules, and regulations, including withholding taxes at source. Furthermore, the Eligible Participant shall agree to indemnify Philips and/or its Affiliates and/or the Trustee and hold them harmless against and from any and all liability for any such tax or interest or penalty thereon, including without limitation, liabilities relating to the necessity to withhold, or to have withheld, any such tax from any payment made to the Eligible Participant.

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11.2.

With respect to Unapproved 102 Awards, if the Eligible Participant ceases to be employed by Philips or any Affiliate, the Eligible Participant shall extend to Philips and/or the relevant Affiliate a security or guarantee for the payment of tax due at the time of sale of shares, all in accordance with the provisions of Section 102 and the rules, regulation or orders promulgated thereunder.

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ADDENDUM TO THE

GLOBAL PHILIPS STOCK OPTION PLAN

FOR PARTICIPANTS ELIGIBLE TO PARTICIPATE IN A U.S. RETIREMENT OR PENSION PLAN

For the purpose of Article 3.3 with respect to a Participant who is eligible to participate in a U.S. retirement or pension plan and who is a not a party to a contract governing employment conditions or benefits with an entity which is domiciled outside of the United States, the Participant’s employment shall be deemed terminated as a result of retirement if such Participant’s employment is terminated and, at the time of his or her termination of employment the Participant has at least five (5) years of service with an U.S. Employing Company and/or Philips affiliates (including foreign affiliates) that are at least 80% owned and has attained the age of fifty-five (55) years.